UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Viewpoint Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92672P108

(CUSIP Number)

Jay H. Diamond

Vice President and Associate General Counsel

One Computer Associates Plaza

Islandia, NY 11749

(631) 342-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Computer Associates International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 6 Pages

AMENDMENT NO. 1

TO

SCHEDULE 13D

This Amendment No. 1 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by Computer Associates International, Inc. (“Computer Associates”) and refers only to information which has materially changed since the filing of the original Schedule 13D by Computer Associates on May 2, 2001. The items identified below, or the particular paragraphs of such items which are identified below, are amended to add the information as set forth below.

Item 2. Identity and Background

(a)-(c), (f) The name, business address and present principal occupation or employment of each director and executive officer of Computer Associates and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Each such person is a citizen of the United States of America, except for Una O’Neill, who is a citizen of the Republic of Ireland. Unless otherwise indicated below, the business address of each such person is c/o Computer Associates International, Inc., One Computer Associates Plaza, Islandia, New York 11749.

Russell M. Artzt is a Director and Executive Vice President of Computer Associates.

Mark J. Barrenechea is Executive Vice President of Product Development of Computer Associates.

Robert G. Cirabisi is the Chief Accounting Officer of Computer Associates.

Jeff Clarke is the Chief Operating Officer of Computer Associates.

Gregory W. Corgan is Executive Vice President or Worldwide Sales of Computer Associates.

Kenneth D. Cron is a Director of Computer Associates.

Alfonse M. D’Amato, a Director of Computer Associates, is Managing Director of Park Strategies, LLP, a business consulting firm. Mr. D’Amato’s business address is c/o Park Strategies, LLP, 101 Park Avenue, Suite 2506, New York, New York 10178.

Robert W. Davis is the Chief Financial Officer and an Executive Vice President of Computer Associates.

Gary J. Fernandes is a Director of Computer Associates.

Patrick F. Gnazzo is Senior Vice President, Business Practices, and Chief Compliance Officer

Page 3 of 6 Pages

Yogesh Gupta is the Chief Technology Officer of Computer Associates.

Kenneth V. Handal is Executive Vice President and General Counsel of Computer Associates.

Robert E. La Blanc is a Director of Computer Associates.

Robert B. Lamm is Senior Vice President of Corporate Governance and Secretary of Computer Associates.

Jay W. Lorsch is a Director of Computer Associates.

William E. McCracken is a Director of Computer Associates.

Una O’Neill is Senior Vice President of CA Technology Services of Computer Associates.

Gary Quinn is Executive Vice President of Partner Advocacy of Computer Associates.

Lewis S. Ranieri is the Chairman of the Board of Directors of Computer Associates.

Douglas E. Robinson is Senior Vice President, Controller and Principal Accounting Officer of Computer Associates.

Walter P. Schuetze is a Director of Computer Associates.

John A. Swainson is a Director and the President and Chief Executive Officer of Computer Associates.

Laura S. Unger is a Director of Computer Associates.

(d) During the past five years, neither Computer Associates nor, to the knowledge of Computer Associates, any person specified above in Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except for the Consent Judgment entered into by the United States District Court for the Eastern District of New York on September 28, 2004, which was entered as part of the settlement of the Department of Justice and Securities Exchange Commission investigations disclosed in Computer Associates’ Current Report on Form 8-K filed on September 22, 2004, during the past five years, neither Computer Associates nor, to the knowledge of Computer Associates, any person named above in Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a)-(c) On February 24, 2005, Computer Associates sold 4,426,141 shares of Viewpoint Corporation’s (“Viewpoint”) common stock in privately negotiated transactions, pursuant to Rule 144(k) of the Securities Act of 1933, at a price per share of $2.75. After these transactions, Computer Associates does not beneficially own any shares of Viewpoint common stock and, therefore, no further reports on Schedule 13D will be filed by it.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

March 4, 2005

COMPUTER ASSOCIATES INTERNATIONAL, INC.

By	/s/ Mary Stravinskas
Name:	Mary Stravinskas
Title:	Senior Vice President and Treasurer

Page 6 of 6 Pages